EXHIBIT 4(b)



The Directors
Wellman International Limited
Mullagh
Kells
Co Meath



July 12, 1994


Dear Sirs

On behalf of Ulster Investment Bank Limited, Ulster Bank Limited and Ulster Bank Group Treasury Limited (collectively "Ulster Bank Group") I am pleased to confirm that Ulster Bank Group has agreed to renew the facilities for Wellman International Limited ("the Company') as described in this letter-

FACILITY A - OVERDRAFT FACILITY

Al.  Lender:

Ulster Bank Limited ("UB"), Navan Branch.

A2.  Borrower:

Wellman International Limited.

A3.  Nature-of Facility:

Overdraft on the Company's current account at UB, Navan, Co Meath.

A4.  Amount and Currency:

750,000 Irish Pounds (say seven hundred and fifty thousand Irish pounds).

A5.  Purpose:

The facility will be made available for the purpose of financing the Company's working capital.

A6.  Tenor of Facility:

While this facility is repayable on demand at UB's absolute discretion, in the absence of such demand it shall remain available until May 31, 1995 prior to which date it will be reviewed. Renewal of overdraft status on such review will be conditional upon the Company's current account showing regular fluctuations to credit balances during the period of sanction subject to a minimum credit period of 30 days in any 12 month period.

A7.  Interest and Charges:

Interest is payable on the cleared daily balance drawn on this facility at UB's Prime rate (which is currently 6% per annum but is subject to variation at UB's sole discretion.

Interest will be debited to the Company's current account at intervals to be determined by UB and subject to variation at the absolute discretion of UB. Interest is currently charged quarterly effective on February 28, May 31, August 31 and November 30.

In the event of drawings in excess of the amount of the facility as specified above arising without prior authorisation and being permitted by UB, an interest charge in addition to that specified above will be paid above on such excess at the rate of 3/4% per month (9% per annum) for the period of such excess (subject to a minimum charge of 1 Irish Pound per month)- Such surcharge if applicable is chargeable as part of the total interest charge for a charging period-

It is hereby agreed that UB will also obtain full recovery of the cost of all transactions on the Company's current account in accordance with UB's standard scale of charges as may be varied from time to time.

FACILITY B - DOCUMENTARY CREDIT FACILITY

B1.  Provider:

UB, Navan Branch.

B2.  0bligor:

Wellman International Limited.

B3.  Nature and Purpose:

Documentary Credit facility available to allow the Company to have amounts outstanding on foot of Letters of Credit to a total aggregate amount not exceeding the amount of the facility. The Letters of Credit are to be opened in connection with the import of goods.

B4.  Amount:

1,200,000 Irish Pounds (say one million two hundred thousand Irish pounds).

B5.  Tenor of Facility:

This facility may be withdrawn at the absolute discretion of UR but in the event it is not withdrawn it will remain available until May 31, 1995 prior to which date it will be reviewed.

B6.  Fee:

A fee of 1% per annum is payable and will be charged to the Obligor',.; current account quarterly in advance in respect of amounts outstanding under this facility plus acceptance commissions if appropriate.

FACILITY C - GUARANTEE TO-COLLECTOR OF CUSTOMS & EXCISE

Cl.  Provider:

UB, Navan Branch.

C2.  Obligor:

Wellman International Limited.

C3.  Nature & Purpose:

Guarantee to the Collector of Customs & Excise in respect of the deferment of VAT on imported goods.

C4.  Nominal Amount:

25,000 Irish Pounds (say twenty five thousand Irish pounds) per month.

C5.  Notional Risk Amount:

50,000 Irish Pounds (say twenty five thousand Irish pounds).

C6.  Tenor of Facility:

This facility may be withdrawn at the absolute discretion of US but in the event it is not withdrawn it will remain available until May 31, 1995 prior to which date it will be reviewed.

C7.  Fee:

A fee of 1% per annum calculated an the nominal amount is payable and will be charged to the Obligor's current account quarterly in advance.

C8.  Security:

In addition to the security applicable to all facilities herein this facility together with interest and all other liabilities connected with the facility shall be secured by an All-Monies Counter Indemnity from the Obligor in a form acceptable to UIB.

FACILITY D - INWARD PROCESSING BONDS

D1.  Provider:

UB, Navan Branch.

D2.  Obligor:

Wellman International Limited.

D3.  Nature & Purpose:

Inward Processing Bonds to the Collector of Customs & Excise in respect of duty payable on imported goods.

D4.  Amount:

340,000 Irish Pounds (say three hundred and forty thousand Irish pounds).

D5.  Tenor of Facility:

This facility may be withdrawn at the absolute discretion of UB but in the event that it is not withdrawn it will remain available until May 31, 1995 prior to which date it will be reviewed.

D6.  Fee:

A fee of 1% per annum calculated on the Bond amount is payable and will be charged to the Obligor's current account quarterly in advance.

D7.  Security:

In addition to the security applicable to all facilities herein this facility together with interest and all other liabilities connected with the facility shall be secured by an All-Monies Counter Indemnity from the obligor in a form acceptable to UIB.



TERMS AND CONDITIONS APPLICABLE TO FACILITIES B, C AND D

Claims on UB:

In the event of any claim being made against UB by the beneficiaries or their assigns under any guarantee or Letter of Credit issued under facilities e;, C or D, US shall not be under any obligation to verify the validity of such a claim and UB shall immediately call on the obligor to reimburse UB for any amounts paid by UB as determined by UB.

Cash Cover:

In the event that UB cancels any of facilities 8, C and D, together or individually, the Obligor shall immediately provide UB with cash cover in an amount sufficient in UB'@,opinion to cover UB's liabilities arising through the provision of these facilities to the Obligor. In the event that UB does not immediately receive this cash cover UB shall set up a demand loan account at UB Navan branch in the Obligor's name and interest will accrue from day to day on this account on the basis of 365 day year at an interest rate representing the aggregate of-.

(i)   1%; and

(ii) the rate percent per annum of the cost to UB as determined by UB of three month deposits of comparable amounts in the Dublin interbank market and;

(iii) such additional rate as shall be determined by UB to be necessary to compensate UB for the estimated cost of providing such a loan by reason of liquidity reserve ratios, special deposits or any similar or other reserve requirements of any fiscal, monetary or other authority.


FACILITY E -FORWARD CURRENCY DEALING LIMIT

El. Provider:

Ulster Bank Group Treasury Limited.

E2. On behalf of:

Wellman International Limited.

E3. Nature of Facility:

Forward Currency Dealing Limit.

E4. Amount and Currency:

1,000,000 Irish Pounds (one million Irish pounds) or currency equivalent. Under this facility the Company may have outstanding for-ward/hedge contracts at any one time to an aggregate value of 10.0 million Irish Pounds.

E5. Tenor of Facility:

This facility may be withdrawn at the absolute discretion of UB but in the event that it is not withdrawn it will remain available until May 31, 1995 prior to which date it will be reviewed.

FACILITY F - SHORT TERM DEMAND LOAN

Fl. Lender:

Ulster Investment Bank Limited ("UIB").

F2. Borrower:

Wellman International Limited.

F3. Nature:

Short Term Demand Loan.

F4. Amount & Currency:

1,250,000 Irish Pounds (say one million two hundred and fifty thousand Irish pounds) to be drawn in Irish pounds, Sterling, US Dollars or any such other currencies as may be agreed between UIB and the Company from time to time but subject to availability of all necessary Exchange Control Approvals.

F5. Purpose:

The facility will be made available for the purpose of financing the Company's working capital.

F6. Drawings:

The facility may be drawn in one or more advances upon satisfaction of the conditions precedent but so that no advance shall be less than 100,000 Irish Pounds unless otherwise agreed by UIB.

F7. Tenor of Facility:

The facility shall be repaid and all accrued interest and other liabilities of the Company connected with the facility shall be paid upon demand being made at any time at the absolute discretion of UIB. If no such demand shall be made, the Company shall repay the facility in the currency or currencies in which it is outstanding on May 31, 1995.

F8. Interest Rate:

Interest on each advance will be charged in respect of each period for which the advance is drawn or received ("Interest Periods") at the aggregate of:-


(1) 0.75% per annum; and

(2) the cost to UIB of matching deposits of maturity equal to the interest period chosen; and

(3) such additional rate ("the RAC cost"), if any, necessary to compensate UIB for the cost of making or maintaining the facility for the Interest Period by reasons of liquidity reserve ratios, special deposits or other reserve requirements of the Central Bank of Ireland or any other fiscal, monetary or other authority.

Interest Periods for each advance shall be successive periods of 1, 3 or 6 months following drawing, or such other intervals as may be agreed. Prior to the commencement of each Interest Period the Company shall inform UIB whether such Interest Period shall be of 1, 3 or 6 months, or shall agree another interval with UIB, failing which such Interest Period shall be of 3 months.

Interest will be calculated on the basis of a 365 day year for Irish pounds, Sterling and Hong Kong dollars and a 360 day year in the case of -ail] other currencies.

Interest in respect of each Interest Period shall be paid without deduction for taxes on the last day of such Interest Period, and any interest which is not paid on the due date shall bear interest at 2% per annum above a rate calculated in accordance with the above provisions, and shall be compounded monthly.

F9.    Note Issuance Facility:

The facility may be utilized by way of a Non Committed Note Issuance in accordance with the terms and conditions set out in the first schedule hereto provided that aggregate utilization of the Facility by way of loan and note issuance shall not exceed the amount available from time to time by way of the loan.

FACILITY G - REVOLVING ACCEPTANCE CREDIT

G1. Provider:

UIB.

G2. Drawer:

Wellman International Limited.

G3. Nature:

Revolving Acceptance Credit No. U071

G4. Amount:

250,000 pounds Sterling (Two hundred and fifty thousand pounds sterling).

GS. Purpose:

To finance imports and/or exports arising in connection with the ordinary trading engagements of the Drawer.

G6. Availability:

By way of the Drawer's drafts (in denominations of f-100,000 as far as possible) drawn on the Bank at 90 days sight or such other usances as may be agreed between us from time to time and so as to mature within the period of the facility- The drafts should be enfaced with an indication of the underlying trade transaction and be drawn under Credit No. U071. the drafts should be endorsed in blank and be accompanied by brief details of the transaction. Availability is subject to Exchange Control approval.

G7. Review Date:

Advances under this credit are repayable on demand by the Bank. However, it is our intention that the facility will remain available until May 31, 1995 which is the latest date for discount of drafts drawn hereunder. The facility will be reviewed shortly before that date and in the absence of any unforeseen circumstances, it would be our intention to renew it for a further period at that time.

G8. Discount:

The Bank will offer the drafts for discount in the London discount market. On the day of discounting the Bank will transfer to the order of the Drawer the net proceeds being the face value of the drafts less discount at the rate for Bank bills for rediscount with the Bank of England ruling in the London Market for the time being and an acceptance commission at a rate of 0.75-t per annum.

G9. Cash Cover:

All drafts are to be covered by the Drawer in cash for full face value on demand by the Bank but in any event not later than their respective maturity dates. This cover should be provided in the account of Ulster Investment Bank Ltd at National Westminster Bank Ltd 21 Lombard Street London, for the account of the Bank. However, since this credit is revolving, the facility of drawing is again open to the Drawer within the limits and conditions of the credit to meet the maturing drafts.

G10.  Additional Costs:

In the event of the cost to the Bank of providing the Drawer with this credit or accepting or discounting bills drawn thereunder being increased by a change in any applicable law or regulation or by any other cause, the Bank reserves the right to increase the acceptance commission applicable hereunder as may be necessary to compensate it for such increased costs,

FACILITY H - GUARANTEE TO TEE COMMISSIONERS OF HM CUSTOMS & EXCISE

Hl. Provider:

UIB

H2. Obligor:

Wellman International Limited.

H3. Nature and Purpose:

Guarantee to the Commissioners of HM Customs & Excise in respect of the deferment of VAT on imported goods.

H4. Nominal Amount:

30,000 pounds Sterling (say thirty thousand pounds Sterling) per month.

H5. Notional Risk Amount:

60,000 pounds Sterling (say sixty thousand pounds Sterling).

H6. Tenor of Facility:

This facility may be withdrawn at the absolute discretion of UIB but in the event that it is not withdrawn it will remain available until May 31, 1995 prior to which date it will be reviewed.

H7.   Fee:

A fee of 1% per annum calculated on the nominal amount is payable quarterly in arrears.

H8. Security:

In addition to the security applicable to all facilities herein this facility together with interest and all other liabilities connected with the facility shall be secured by an All-Monies Counter Indemnity from the Obligor in a form acceptable to UIB.



FACILITY I - TRANSIT GUARANTEE

Il. Provider:

UIB.

I2. Obligor:

Wellman International Limited

I3. Nature and Purpose:

Indemnity facility provided to the Obligor in relation to a Guarantee facility provided by Ulster Bank, Trade Finance to the Signatories of The Convention on a Common Transit Procedure in respect of the duties, taxes or levies payable on any consignment of goods being transported through a Signatories Jurisdiction should the said consignment become liable for duties, taxes or levies in the event that the consignment does not leave that Jurisdiction.

I4. Nominal Amount:

43,750 Irish Pounds (forty three thousand, seven hundred and fifty pounds).

I5. Tenor of Facility:

This facility may be withdrawn at the absolute discretion of UIB but in the event that it is not withdrawn it will remain available until May 31, 1995 prior to which date it will be reviewed.

I6. Fee:

A fee of 1,600 Irish Pounds (one thousand six hundred Irish pounds) per annum is payable quarterly in arrears.

I7. Security:

In addition to the security applicable to all facilities herein this facility together with interest and all other liabilities connected with the facility shall be secured by an All-Monies Counter Indemnity from the Obligor in a form acceptable to UIB.

TERMS AND CONDITIONS APPLICABLE TO FACILITIES H & I

Claims on UIB:

In the event of any claim being made against UIB by the beneficiaries or their assigns under any guarantee issued under facilities H or 1, UIB shall not be under any obligations to verify the validity of such a claim and UIB shall immediately call on the Obligor to reimburse UIB for any amounts paid by UIB as determined by UIB.

Cash Cover:

In the event that UIB cancels facilities H and I, together or individually, the Obligor shall immediately provide UIB with cash cover in an amount sufficient in UIB's opinion to cover UIB's liabilities arising through the provision of these facilities to the Obligor. In the event that UIB does not immediately receive this cash cover UIB shall set up a demand loan account at UIB in the Obligor's name and interest will accrue from day to day on this account on the basis of a 365 day year at an interest rate representing the aggregate of:

(i)       1%; and

(ii) the rate percent per annum of the cost to UIB as determined by UIB of three month deposits of comparable amounts in the Dublin interbank market; and

(iii) such additional rate as shall be determined by UIB to be necessary to compensate UIB for the estimated cost of providing such a loan by reason of liquidity reserve ratios, special deposits or any similar or other reserve requirements of any fiscal, monetary or other authority.

J.  TERMS AND CONDITIONS APPLICABLE TO ALL FACILITIES

J1. Security:

The above facilities together with all interest and all other liabilities shall be secured by first fixed and floating charges on the Company shared Pari Passu between Ulster Investment Bank Limited, Ulster Bank Limited ("UB") and with Bank of Ireland ("BoI") on a basis agreed from time to time between UIB, UB, and BoI.


It is understood that security held shall be of a continuing nature and shall secure all liabilities of the Company to Ulster Bank Group whether present or future and whether of a direct or a contingent nature.

J2. Conditions Precedent:

A drawing on any of the above facilities cannot be made unless at the time the Ulster Bank Group is satisfied that;

(i) no event has occurred since the date of this letter or would as a result of a drawing occur which amounts or would with the passage of time amount to a material adverse change in the business or assets of the Company; and

(ii) all appropriate Exchange Control, Governmental and other consents and approvals and all information required by the Ulster Bank Group shall have been produced and the Ulster Bank Group shall be satisfied therewith; and

(iii) the Security provided for in the Clause entitled "Security" has been given to the Ulster Bank Group and the Ulster Bank Group is satisfied therewith. Further, a drawing cannot be made if the Ulster Bank Group declares the facilities to be terminated in accordance with the terms hereof.

J3.    Representations and Warranties:

The Company represents and warrants that:

(i) it is, and shall at the time of each drawing of the facilities be, duly incorporated and be a validly existing body corporate with power to enter into and perform its obligations in relation to the facilities and all necessary corporate or other action for the execution and performance of its obligations in relation to the facilities has been duly taken;

(ii) it shall not at the time of any drawing Of the facilities be, in default under any statutory or other obligation or under the terms and conditions herein or under any other agreement to which it is a party or under its memorandum and articles of association to an extent or in a manner which would have a material adverse effect on its ability to perform its obligations in relation to the facilities;

(iii) no litigation or other proceedings which would have a material adverse effect on the ability of the Company to perform its said obligations has, or at the time of any drawing of any of the facilities shall have, been started or (to the best of the Company's knowledge and belief) threatened and no proceedings have been taken, and no resolution has been passed for the winding up of the Company;

(iv) all appropriate exchange control and other consents, licences, authorisations and permits for the execution, delivery and performance of this letter agreement have been obtained and shall, at the time of each drawing of the facilities, be in full force and effect;

(v) full disclosure has been made to Ulster Bank Group prior to the date of this letter of all facts in relation to the Company and its business and affairs as are material and ought properly to be made known to any person proposing to make financial facilities available to the Company.

J4. Information:

The Company shall on request by the Ulster Bank Group supply to the Ulster Bank Group all information relating to its business and affairs as the Ulster Bank Group shall reasonably require.

J5. Legal Costs:

Any legal costs associated with enforcing any legal agreement connected herewith shall be for the account of the Company.

J6. Judgment:

If for the purposes of obtaining judgment in any court it is necessary to convert a sum hereunder ("the Currency") into Irish pounds, the rate of exchange which shall be applied shall be that at which UIB in accordance with normal banking procedures could purchase the Currency with Irish pounds on the Dublin Foreign Exchange Market at 11-00 a.m. two Business Days prior to that on which the final judgement is given, and the obligation of the Company in respect of any such sum due from it hereunder, notwithstanding any such judgement in Irish pounds, be discharged only to the extent that, at 11.00 a.m. on the Business Day following receipt by UIB of any such sum adjudged to be due in Irish pounds, UIB may in accordance with normal banking procedures purchase the Currency with Irish pounds on such market- If the Currency so purchased falls short of the sum originally due to UIB, the Company agrees that it shall as a separate obligation and notwithstanding such judgement indemnify UIB against any such shortfall-

J7. Notices:

Any notice or demand hereunder shall be sufficiently given or made if delivered or sent by registered post or by facsimile ' to the party to which it is addressed at the addresses or facsimile numbers as may have been advised by notice to the party giving or making the first mentioned notice or demand and (if sent by registered post) shall be deemed to have been delivered 48 hours following posting.

The addresses or facsimile numbers of the parties for the purposes aforesaid are:-
          Ulster Investment Bank Limited
          2 Hume Street, Dublin 2.              Facsimile 6763507

          Wellman International Limited         Facsimile 046 42259
          Mullagh
          Kells
          Co Meath

J8. General:

No failure to exercise nor any delay in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof, or the exercise of any other right or remedy. The rights and remedies provided for herein are cumulative and not exclusive of any rights or remedies provided by law.

All payments whatsoever made by the Company hereunder shall be made to UB or UIB as appropriate free of all deductions and without set-off or counterclaim and without deduction for or on account of any taxes, levies, imposts, duties, deductions, withholdings or other charges of whatsoever nature imposed, levied, collected withheld or assessed unless the Company is compelled to deduct the same. If so compelled, the Company shall pay such additional amount as may be necessary in order that the net amounts which shall remain and be paid after such taxes, levies, imposts, duties, deductions, withholdings or other charges equal the respective amounts due hereunder.

This agreement shall be governed and construed by and in accordance with the laws of the Republic of Ireland.

J9. Memorandum of Acceptance:

Please confirm the Company's acceptance of these facilities on the above terms and conditions by having the attached duplicate of this letter signed by an authorised representative of the Company and returned to me together with a copy certified by a Director or the Secretary of the Company, of a Board Resolution of the Company approving these facilities and authorising such representative to sign the acceptance-

Yours faithfully

/s/ David Allen

David Allen
Manager

For and on behalf of Ulster Investment Bank Limited.
Ulster Bank Limited and Ulster Bank Group Treasury Limited

                                       FIRST SCHEDULE


Note issuance Facility:

(i) During the tenor of the Facility and subject to the terms and conditions of this letter, the Company may request UIB to procure purchasers for notes to be issued by the Company in a form acceptable to UIB (the "Notes") up to the principal amount of the facility, 1.25 million Irish Pounds, provided that at no time shall the aggregate outstanding amount of the Loan Facility and Note Issuance exceed 1.25 million Irish Pounds.

(ii) Whenever the Company wishes to issue Notes under this facility it shall notify UIB not later than 10 a.m. on the proposed date of issue or later with the agreement of UIB.

(iii) Following such request UIB shall notify the Company as to the rate of interest payable by the Company on Notes for which UIB shall endeavour to procure purchasers. Any note sold by UIB shall be sold at a discounted value to be negotiated by UIB and agreed with the purchaser of the Note.
        On the issue of such Notes UIB shall pay over the amount agreed between UIB and the Company exclusive of all fees due to UIB- The payment due to the purchasers on such Notes by the Company shall be guaranteed by UIB.
-
        UIB shall be entitled to a fee for procuring purchasers and for guaranteeing payment of the Company's Notes. All fees shall be payable on the date of issuance of Notes.

(iv) Each Note shall be issued in minimum amounts of 100,000 Irish Pounds and have a maturity of 30, 60 or 90 days from the date of issue as the Company and UIB may from time to time agree or such other number of days as UIB may from time to time agree. The Company shall, from time to time at the request of UIB, issue one Global Note in a denomination equal to the total amount of purchases made on any one day having the same maturity date (hereinafter called "the Global Note") which shall be drawn in favour of Hume Street Nominees Limited (hereinafter called "the Trustee")- The Trustee shall hold the Global Note upon trust for the several persons specified in the schedule to the Global Note (hereinafter called "the Holders") and shall at the request of any of the Holders issue a Definitive Note for the value of such Holders holding.

(v) The Company shall procure that UIB is supplied with a stock of duly stamped and executed but unauthenticated Notes. Such Notes will become effective upon completion by UIB in accordance with the terms of oral contracts agreed for the sale of such Notes and the payment of such Notes shall be guaranteed by UIB. By issuing a request for purchase the Company irrevocably authorises UIB as its agent to complete each Note prior to its issue by inserting thereon the amount of the Note, the maturity date and the purchaser of the Note (or in the case of a Global Note the Trustee).

(vi) In respect of all and any Notes issued by the Company under the Facility, and remitted by the Company to UIB to be held in safe keeping by UIB, UIB hereby undertakes that it shall hold such Notes in trust for the Company until UIB receives instructions from the Company concerning their endorsement and discount and any such Notes which require completion as to their amounts shall be completed by UIB in accordance with the Company's telephone instructions (subsequently confirmed in writing). UIB undertakes to indemnify the Company and hold the Company harmless against and from any loss, damage, suit and expenses (including any reasonable legal fees) arising out of the loss, theft or misuse of any such Notes while held by us in trust for the Company arising out of UIB's failure to handle such Notes in accordance with the Company's instructions.

(vii) UIB shall maintain at all times an up-to-date register with particulars of purchasers of Notes.

(viii) The Company covenants with UIB that it will on or prior to the maturity date of each Global Note or any of the Definitive Notes lodge to UIB's account sufficient funds to enable the purchaser of each Note to be paid the denominated value of such Note on its maturity date. All payments to be made by the Company hereunder shall be made free and clear of any and all deductions, withholding of income tax, levies, duties or other revenue payment.

(iX) If the Company fails to lodge the funds referred to at (viii) above the Trustee shall be entitled to call on UIB immediately under its guarantee to pay to the Trustee the amount of such funds and UIB shall be entitled to debit the amount paid by it to the Trustee to the Company's account with UIB (or at UIB's option to a loan account opened by UIB in the Company's name)- Any such amount so debited shall be repayable b@ the Company on demand and shall bear interest as specified in clause x).

(X) Any amount due and payable by the Company to UIB pursuant to this Note issuance Facility which is unpaid on a due date for payment shall bear interest until the said amount has been discharged at 2% above the short term inter bank interest rates as determined by UIB. All interest shall be payable by the Company on demand.

(xi) UIB shall be entitled at any time and from time to time, or upon demand, to require the Company by notice in writing forthwith to pay to UIB or to an account specified by UIB such sums as UIB shall specify as being required (in UIB's opinion) to provide for all obligations (actual or contingent) of the Company hereunder to UIB (whether pursuant to the obligation of the Company to indemnify UIB in connection with amounts payable by UIB in respect of Notes issued under the Note Issuance Facility hereunder or otherwise) whereupon such specified sums shall be forthwith due and payable by the Company to UIB as a simple contract debt.

(xii) Failing payment by the Company in accordance with clause (xi), and without prejudice to UIB's other rights, UIB shall be entitled forthwith and without further notice to enforce any and all securities held in respect of the Company's liabilities to UIB. Following service by UIB of a notice as aforesaid, and without prejudice to UIB's other rights, UIB shall have a right of set off against any sums actually received and the balance from time to time on any account with UIB as aforesaid in respect of amounts due or to become due to UIB from the Company and shall be entitled to retain such sums and balances pending discharge in full of any such amounts and from time to time to debit any such account with amounts due from time to time to UIB from the Company.

(xiii) UIB as guarantor of the Notes is empowered by the Company hereunder to make all payments required to be made to the purchasers of Notes free and clear of any and all deductions including (without limitation) withholding taxes. If UIB is obliged by law to deduct any such amount, the amount payable to such third parties will be automatically increased so that the amount accruing to such third parties after such deduction would be the amount which would have accrued had no such deduction being required. The Company shall on demand indemnify UIB against all claims, demands, losses,damages, liabilities, costs and expenses whatsoever which UIB shall incur as a result of the Company's failure to provide sufficient funds so that UIB may honour its guarantee of the Notes. A certificate of UIB of the amount claimed under the indemnity shall save for manifest error be conclusive and binding.

(xiv) UIB shall at its absolute discretion be entitled to cancel the Note Issuance Facility specified herein and require immediate payment of monies deemed by UIB to be sufficient to honour the payment upon maturity of the amount of each Note upon maturity of the amount of each Note then outstanding- UIB shall credit such payment to an interest bearing account which shall be debited only with the payment of Notes as they become due and any ultimate balance of accrued interest shall (provided that there are no other monies then owing by the Company to UIB) be paid to the Company after all liabilities of the Company to the purchasers of Notes have been discharged.